Exhibit 12.1

CMS ENERGY CORPORATION

Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

In Millions, Except Ratios
	Six Months Ended	Year Ended December 31
	June 30, 2012	2011	2010	2009	2008	2007[1]
Earnings as defined[2]
Pretax income from continuing operations	$266	$606	$590	$335	$440	$(317)
Exclude equity basis subsidiaries	(3)	(1)	(2)	2	(1)	(22)
Fixed charges as defined[3]	208	437	449	456	429	489
Earnings as defined[3]	$471	$1,042	$1,037	$793	$868	$150

Fixed charges as defined[2]
Interest on long-term debt	$188	$396	$394	$383	$371	$415
Estimated interest portion of lease rental	9	18	16	17	25	23
Other interest charges	12	25	42	58	35	53
Fixed charges as defined[3]	$209	$439	$452	$458	$431	$491
Preferred dividends	-	-	13	17	17	12
Combined fixed charges and preferred dividends	$209	$439	$465	$475	$448	$503

Ratio of earnings to fixed charges	2.25	2.37	2.29	1.73	2.01	-

Ratio of earnings to combined fixed charges and preferred dividends	2.25	2.37	2.23	1.67	1.94	-

NOTES:

[1]

For the year ended December 31, 2007, fixed charges exceeded earnings by $341 million and combined fixed charges and preferred dividends exceeded earnings by $353 million. Earnings as defined include $204 million in asset impairment charges and a $279 million charge for an electric sales contract termination.

[2]	Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

[3]

Preferred dividends of a consolidated subsidiary are included in fixed charges, but excluded from earnings as defined because the amount was not deducted in arriving at pretax income from continuing operations.